Jason Kent

+1 858 550 6044

jkent@cooley.com

August 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Tracie Mariner

 Vanessa Robertson

 Jeffrey Gabor

 Laura Crotty

Re:	Genelux Corporation

Registration Statement on Form S-1

Submitted June 24, 2022

CIK No. 0001231457

Ladies and Gentlemen:

On behalf of Genelux Corporation (the “Company”), we are informing the staff of the Securities and Exchange Commission (the “Commission”) that the Company has included certain business and financial revisions and updates to its disclosures in an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”). Concurrently with the submission of this letter, the Company is filing the Amendment No. 1 with the Commission.

Please contact me at (858) 550-6044 or Christine Kim at (858) 550-6110 with any questions or further comments regarding the Amendment No 1.

Sincerely,

/s/ Jason Kent
Jason Kent
Cooley LLP

cc:	Thomas Zindrick, Genelux Corporation

Christine Kim, Cooley LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP

Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com